[redacted]

10028425

UNITEDSTATES
; AND EXCHANGE COMMISSION
/ashington, D.C. 20549

BB 3/4

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32928

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MOODY CAPITAL SOLUTIONS, INC. — OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.) — FIRM I.D. NO.

5755 NORTH POINT PARKWAY, SUITE 89
(No and Street)

ALPHARETTA (City) — GA (State) — 30022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TIMOTHY MOODY — (770) 442-1110
Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TOMKIEWICZ WRIGHT, LLC
(Name - *if individual. state last, first. middle name*)

6111 PEACHTREE-DUNWOODY RD., BLDG E, STE 102 (Address) — ATLANTA (City) — GA (State) — 30328 (Zip Code)

SEC Mail
Mail Processing
Section
MAR 01 2010
Washington, DC
106

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant* must be supported by a statement of facts and circumstances relied on as the basis for the exemption See Section 240.17a-5(e)(2)

BB 3/10

OATH OR AFFIRMATION

I, TIMOTHY MOODY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MOODY CAPITAL SOLUTIONS, INC., as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PRESIDENT

Title

Notary Public

PAMELA N. THURBER NOTARY EXPIRES GEORGIA JAN 20, 2013 PUBLIC PICKENS COUNTY, GA

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule I5c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule I5c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule I5c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent Auditors'report on Internal Control Structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240. 17a-5(e)(3).*

MOODY CAPITAL SOLUTIONS, INC.
(formerly RedChip Securities, Inc.)

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
(with report of independent auditors)

YEARS ENDED DECEMBER 31, 2009 and 2008

MOODY CAPITAL SOLUTIONS, INC.
(formerly RedChip Securities, Inc.)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEARS ENDED DECEMBER 31, 2009 and 2008

CONTENTS

Tomkiewicz Wright, LLC
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Moody Capital Solutions, Inc.
Alpharetta, Georgia

We have audited the accompanying statements of financial position of Moody Capital Solutions, Inc. (formerly RedChip Securities, Inc.) as of December 31, 2009 and 2008, and the related statements of operations, changes in stockholder's equity, changes in subordinated borrowings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Moody Capital Solutions, Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our 2009 audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the 2009 audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Tomkiewicz Wright, LLC

Atlanta, Georgia
February 23, 2010

6111 Peachtree-Dunwoody Road, Building E, Suite 102, Atlanta, GA 30328
Tel 770.351.0411 Fax 770.351.0495 www.twcpaga.com

MOODY CAPITAL SOLUTIONS, INC.
(formerly RedChip Securities, Inc.)

STATEMENTS OF FINANCIAL CONDITION

	December 31, 2009	December 31, 2008
ASSETS		
Current assets:		
Cash and cash equivalents	$ 16,511	$ 13,696
Income taxes receivable	-	2,251
Deferred tax asset	364	2,342
Other current assets	3,000	2,300
Total current assets	19,875	20,589
Property and equipment:		
Vehicle	22,000	22,000
Equipment	228	228
Less: accumulated depreciation	(9,988)	(5,512)
	12,240	16,716
Other non-current assets:		
Amortizable intangible asset, net of accumulated amortization	7,253	12,577
Deferred tax asset	2,030	941
	9,283	13,518
Total assets	$ 41,398	$ 50,823
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 2,073	$ 3,394
Accrued expenses	56	3,665
Total current liabilities	2,129	7,059
Stockholder's equity		
Preferred stock: $0.001 par value; 25,000,000 shares authorized; -0- shares issued and outstanding	-	-
Common stock; $1.00 par value, 50,000,000 shares authorized, 43 shares issued and outstanding	43	43
Additional paid-in capital	65,574	65,574
Accumulated deficit	(26,348)	(21,853)
Total stockholder's equity	39,269	43,764
	$ 41,398	$ 50,823

See notes to financial statements and auditors' report.

MOODY CAPITAL SOLUTIONS, INC.
(formerly RedChip Securities, Inc.)

STATEMENTS OF OPERATIONS

	Years Ended December 31, 2009	Years Ended December 31, 2008
Revenues:		
Commissions and consulting fees	$ 806,663	$ 565,528
Interest income	36	70
Miscellaneous income	6,142	-
Total revenue	812,841	565,598
Expenses:		
Commissions	634,598	379,080
Professional fees	101,070	32,779
Employee benefits	12,575	34,597
Salaries and wages	21,540	75,714
Employment taxes	1,933	6,078
Occupancy costs and office expense	9,444	21,782
Communication	2,603	3,430
Regulatory fees and expenses	7,675	3,290
Depreciation and amortization	9,801	9,737
Travel and entertainment	11,323	20,388
Other operating expenses	3,568	1,226
Interest expense	-	75
Total expenses	816,130	588,176
Net loss before income taxes	(3,289)	(22,578)
Income taxes:		
Current tax expense (benefit)	317	(2,353)
Deferred tax expense (benefit)	889	(1,664)
Income tax expense (benefit)	1,206	(4,017)
NET LOSS	$ (4,495)	$ (18,561)

See notes to financial statements and auditors' report.

MOODY CAPITAL SOLUTIONS, INC.
(formerly RedChip Securities, Inc.)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock		Additional Paid-In	Accumulated	Total Stockholder's
	Shares	Amount	Capital	Deficit	Equity
Balances, January 1, 2008	43	$ 43	$ 65,574	$ (3,292)	$ 62,325
Net loss				(18,561)	(18,561)
Balances, December 31, 2008	43	43	65,574	(21,853)	43,764
Net loss				(4,495)	(4,495)
Balances, December 31, 2009	43	$ 43	$ 65,574	$ (26,348)	$ 39,269

See notes to financial statements and auditors' report.

MOODY CAPITAL SOLUTIONS, INC.
(formerly RedChip Securities, Inc.)

STATEMENTS OF CHANGES IN SUBORDINATED BORROWINGS
YEARS ENDED DECEMBER 31, 2009 AND 2008

Subordinated liabilities at January 1, 2008	$	0
Increases:		
Issuance of subordinated notes		0
Decreases:		
Payment on subordinated notes		0
Subordinated liabilities at December 31, 2008		0
Increases:		
Issuance of subordinated notes		0
Decreases:		
Payment on subordinated notes		0
Subordinated liabilities at December 31, 2009	$	0

See notes to financial statements and auditors' report.

MOODY CAPITAL SOLUTIONS, INC.
(formerly RedChip Securities, Inc.)

STATEMENTS OF CASH FLOWS

	Years Ended December 31, 2009	Years Ended December 31, 2008
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (4,495)	$ (18,561)
Adjustments to reconcile net loss to net cash (used) provided by operating activities:		
Depreciation and amortization	9,801	9,737
Changes in operating assets and liabilities:		
Accounts receivable	-	888
Income taxes receivable	2,251	(2,251)
Deferred tax asset	889	(1,664)
Other current assets	(700)	(2,300)
Accounts payable and accrued expenses	(4,931)	(1,671)
Income taxes payable	-	(2,579)
Net cash provided (used) by operating activities	2,815	(18,401)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	-	(228)
Net cash used by investing activities	-	(228)
NET CHANGE IN CASH AND CASH EQUIVALENTS	2,815	(18,629)
CASH AND CASH EQUIVALENTS, beginning of year	13,696	32,325
CASH AND CASH EQUIVALENTS, end of year	$ 16,511	$ 13,696
SUPPLEMENTAL DISCLOSURE INFORMATION		
Cash paid during the year for:		
Interest	$ -	$ 75
Income taxes	$ -	$ 2,579

See notes to financial statements and auditors' report.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 AND 2008

1. Description of Business

Moody Capital Solutions, Inc. (the "Company") is a registered broker-dealer headquartered in the Atlanta, Georgia metropolitan area. The Company is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in investment banking and finance consulting services with companies throughout the U.S. The Company previously operated as RedChip Securities, Inc. ("RedChip"). Effective April 29, 2009, RedChip Securities, Inc. changed its name to Moody Capital Solutions, Inc.

2. Summary of Significant Accounting Policies

Revenue Recognition
The Company recognizes revenues at the time investment banking and consulting fees are earned in accordance with the terms of the service agreements with its clients. This occurs when the Company has provided all services and has no further obligations under the agreement, which for investment banking activities typically occurs when the transaction relating to the agreement has consummated.

Cash Equivalents
The Company defines cash equivalents as highly liquid investments, with original maturities of less than 90 days, which are not held for sale in the ordinary course of business.

Property and Equipment
Property and equipment are recorded at cost. Depreciation is provided by the straight-line method over the estimated useful life of the asset, which is five years.

Amortizable Intangible Asset
Intangible assets are recorded at cost. Amortization is provided on a straight-line basis over the estimated useful of the assets, which is five years. The recorded intangible asset is attributable to the value assigned to the Company's existing broker-dealer registrations at the time it was purchased in 2006 by a new owner. Management believes no impairment of the carrying value of this asset exists so long as the Company continues as a registered broker-dealer. The cost basis of the intangible asset is $27,455 at December 31, 2009 and 2008. Accumulated amortization is $20,202 and $14,878 at December 31, 2009 and 2008.

Income Taxes
Deferred income taxes are provided using a liability method. Under the liability method, deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in future periods based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to amount expected to be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

In December 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") FIN 48-3, *"Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises."* FSP FIN 48-3 permitted an entity within its scope to defer the effective date of FASB Interpretation ("FIN") 48, *"Accounting for Uncertainty in Income Taxes"*, to its annual financial statements for fiscal years beginning after December 15, 2008. The Company elected to defer the application of FIN 48 for the year ended December 31, 2008 and adopted this guidance beginning for the year ended December 31, 2009 as required. Under this guidance, now codified under FASB ASC Topic 740 "*Income Taxes*", the Company

assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination of the facts, circumstances and information available at the end of each financial statement period. Unrecognized tax benefits are measured and recorded as a liability where the Company has determined it to be probable a tax position would not be sustained and the amount of the unrecognized tax benefit can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position, or for all uncertain tax positions in the aggregate, could differ from the amount recognized.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events
Management evaluates conditions occurring subsequent to the most recent financial statement reporting period for potential financial statement or disclosure effects. No subsequent events have been identified by the management through February 23, 2010.

3. Income Taxes

	December 31,	
	2009	2008
Deferred:		
Federal	$ 1,710	$ 2,345
State	684	938
Total income tax benefit	$ 2,394	$ 3,283

The Company has $364 of current deferred income tax assets and $2,030 of non-current deferred income tax assets at December 31, 2009, and $2,342 of current deferred income tax assets and $941 of non-current deferred income tax assets at December 31, 2008. The temporary difference giving rise to the deferred income tax asset at December 31, 2009 consists primarily of differences in tax bases of assets and liabilities due to the Company being on the cash basis for tax purposes and accrual basis for financial reporting purposes. Management believes no valuation allowance is required for recorded deferred tax assets at December 31, 2009.

Management has determined that there is no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on the tax return for the year ended December 31, 2008. No income tax returns are currently under examination. The statute of limitations on the Company's income tax returns remains open for the years ended December 31, 2006 through December 31, 2008.

4. Fair Value Measurements

FASB ASC Topic 820, "*Fair Value Measurements and Disclosures*," defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC Topic 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad areas:

Level 1 - Observable inputs such as quoted market prices in active markets.
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, and
Level 3 - Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The Company had no assets or liabilities that were measured and recognized at fair value on a non-recurring or recurring basis as of December 31, 2009 or 2008, and as such, had no assets or liabilities that fell into the tiers described above.

5. Contingencies and Commitments

Contingencies
The Company can be subject to litigation, arbitration settlements, and regulatory assessments which arise in the ordinary course of business as a registered broker-dealer. The Company recognizes a liability and expense for any such matters at the time exposure to loss is more than remote and an amount of the loss is reasonably determinable. In the opinion of management, there are no outstanding matters at December 31, 2009 requiring contingent loss recognition.

Operating Leases
The Company pays rent for its primary office space to an officer under a month-to-month arrangement. Total rent paid to this officer is $3,000 and $9,414 for the years ended December 31, 2009 and 2008. In addition, the Company had a short-term lease agreement for an ancillary office that expired in 2009. Total rent expense for all operating leases was $8,400 and $20,214 for the years ended December 31, 2009 and 2008.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1) (the "Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceeds 15 to 1 (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio exceeds 10 to 1).

At December 31, 2009, the Company has net allowable capital of $14,382, which was $9,382 in excess of the required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio is 0.15 to 1 as of December 31, 2009. Other current assets, property and equipment, deferred tax assets and intangible assets reflected in the accompanying 2009 financial statements are not allowable assets for the purpose of computing minimum net capital under the Rule. The Company's exemption from the reserve requirements of Rule 15c3-1 (Customer Protection Rule) is under the provisions of Paragraph (k)(2)(ii), in that the Company does not receive or hold customer funds or securities in the course of providing its services.

MOODY CAPITAL SOLUTIONS, INC.
(formerly RedChip Securities, Inc.)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

COMPUTATION OF NET CAPITAL		
Total member's equity from Statement of Financial Condition	$	39,269
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital		39,269
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Other (deductions) or allowable credits		-
Total capital and allowable subordinated liabilities		39,269
Deductions and/or charges:		
Non-allowable assets:		
Accounts receivable		-
Property and equipment, net		12,240
Deferred tax assets		2,394
Other assets		10,253
Secured demand note deficiency		-
Commodity futures contracts and spot commodities/propriety capital charges		-
Other deductions and/or charges		-
Other additions and/or credits		-
Net capital before haircuts on securities positions (tentative net capital)		14,382
Haircuts on securities:		
Contractual securities commitments		-
Subordinated securities borrowings		-
Trading and investment securities:		-
Exempted securities		-
Debt securities		-
Options		-
Other securities		-
Undue concentrations		-
Other		-
Net capital	$	14,382

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	142
Minimum dollar net capital requirement of reporting broker-dealer	$	5,000
Net capital requirement (greater of above)	$	5,000
Excess net capital	$	9,382
Excess net capital at 1000%	$	14,169

(Continued)

MOODY CAPITAL SOLUTIONS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
DECEMBER 31, 2009

AGGREGATE INDEBTEDNESS		
Total aggregated indebtedness liabilities from Statement of Financial Condition:	$	2,129
Add:		
Drafts for immediate credit		-
Market value of securities borrowed for which no equivalent value is paid or credited		-
Other unrecorded amounts		-
Total aggregate indebtedness	$	2,129
Percentage of aggregate indebtedness to net capital		15%
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2009)		
Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	16,083
Net audit adjustments - unrecorded accounts payable		(1,701)
Net capital per above	$	14,382

See notes to financial statements and auditors' report.

Tomkiewicz Wright, LLC
Certified Public Accountants

INDEPENDENT ACCOUNTANTS' REPORT ON APPYING AGREED UPON PROCEDURES

Board of Directors
Moody Capital Solutions, Inc.
Alpharetta, Georgia

In accordance with Rule 17a-5(e)(4) under the Securities Exchange act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (the "Schedule") to the Securities Investor Protection Corporation ("SIPC") for the period from April 1, 2009 to December 31, 2009, which were agreed to by Moody Capital Solutions, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Moody Capital Solutions, Inc.'s management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in the report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

Procedure
Compare the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries.

Finding
We noted no assessment payments in the accompanying schedule. Accordingly, this procedure was not applicable.

Procedure
Compare the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009, less revenues reported on the FOCUS report for the period from January 1, 2009 to March 31, 2009, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009.

Finding
We performed the above procedure, noting no differences.

6111 Peachtree-Dunwoody Road, Building E, Suite 102, Atlanta, GA 30328
Tel 770.351.0411 Fax 770.351.0495 www.twcpaga.com

Procedure
Compare any adjustments reported in Form SIPC-7T to supporting schedules and workpapers.

Findings
We noted no adjustments in the accompanying schedule. Accordingly, this procedure was not applicable.

Procedure
Prove the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers.

Finding
We performed this procedure to the Form SPIC-7T and to supporting schedules and workpapers described above, noting no differences.

Procedure
Compare the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed.

Finding
We noted no overpayment was applied. Accordingly, this agreed upon procedure was not applicable.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Tonkiewicz Wright, LLC

Atlanta, Georgia
February 23, 2010

MOODY CAPITAL SOLUTIONS, INC.

SCHEDULE OF ASSESSMENT AND PAYMENTS
TRANSITIONAL ASSESSMENT RECONCILIATION - FORM SIPC-7T
FOR THE PERIOD APRIL 1 - DECEMBER 31, 2009

Total revenue	$ 648,077
Additions:	
Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-
Net loss from principal transactions in securities in trading accounts.	-
Net loss from prinicipal transactions in commodities in trading accounting.	-
Interest and dividend expense deducted in determining total revenue.	-
Net loss from management of or participation in the underwriting or distribution of securities.	-
Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-
Net loss from securities in investment accounts.	-
Total additions	648,077
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transaction in security futures products.	-
Revenues from commodity transactions.	-
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	-
Reimbursements for postage in connection with proxy solicitation.	-
Net gain from securities in investment accounts.	-
100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-
Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business.	-
Other revenue not related either directly or indirectly to the securities business.	-
Greater of total interest and dividend expense but not in excess of total interest and dividend income, or 40% of interest earned on customer accounts.	-
Total deductions	-
SIPC net operating revenues	648,077
General assessment at 0.0025	$ 1,620

(Continued)

MOODY CAPITAL SOLUTIONS, INC.

SCHEDULE OF ASSESSMENT AND PAYMENTS
TRANSITIONAL ASSESSMENT RECONCILIATION - FORM SIPC-7T
FOR THE PERIOD APRIL 1 - DECEMBER 31, 2009
(CONTINUED)

General assessment	$	1,620
Less :		
Payment made with SIPC-6 and SIPC 4		-
Prior overpayment applied		-
Assessment balance due		1,620
Interest computed on late payment		-
Total assessment balance and interest due	$	1,620

See independent accountants' report.

TW Tomkiewicz Wright, LLC
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
Moody Capital Solutions, Inc.
Alpharetta, Georgia

In planning and performing our audit of the financial statements and supplemental schedules of Moody Capital Solutions, Inc. (formerly RedChip Securities, Inc.), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

6111 Peachtree-Dunwoody Road, Building E, Suite 102, Atlanta, GA 30328
Tel 770.351.0411 Fax 770.351.0495 www.twcpaga.com

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tonkiewicz Wright, LLC

Atlanta, Georgia
February 23, 2010